February 1, 2011

Mr. Ryan Milne
Office of Beverages, Apparel, and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Your Comment Letter of February 1, 2011.

Dear Mr. Milne,

The purpose of this communication is to respond to your letter of February 1, 2011 asking how Entest BioMedical, Inc. (the “Company”) considered the relative significance of Pet Pointers, Inc. to the operations of the Company prior to the January 4, 2011 acquisition in determining whether to present the financial statements of Pet Pointers, Inc. as the Company’s predecessor in future quarterly and annual reports.
The Financial Reporting Manual issued by the Division of Corporation Finance of the Securities and Exchange Commission provides the following guidance regarding the designation of an acquired company as a predecessor for purposes of financial statements.    1170.1 of the Manual reads as follows:

“For purposes of financial statements, designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant's own operations prior to the succession appear insignificant relative to the operations assumed or acquired.” The guidance provided does not state that designation is required if the registrant’s operations are lesser than those of the acquired company, but rather if they appear to be “insignificant” relative to the acquired company.

Operating Activities (or “operations”) are defined in the Accounting Standards Codification as all transactions or other events that are not defined as investment or financing activities, such as sales or purchases of property plant and equipment or certain financing activities. As such, operations are not limited solely to revenue.

While it is true that in the twelve months ended August 31, 2010 Pet Pointers, Inc. generated revenues of $609,163 as opposed to none generated by the Company; in making our determination as to whether to designate Pet Pointers, Inc. (“PPI”)  as a predecessor for purposes of financial statements we also took into account the following:

For the year  ended August 31, 2010 (as recast in regards to  PPI as to conform with the Company’s fiscal year end) PPI incurred total operating expenses of $515,581 as opposed to total operating expenses of $537,816 incurred by the Company. Also, in the 9 months ended September 30, 2010 PPI incurred total operating expenses of $370,089 as opposed to $402,475 in total operating expenses incurred by the Company during the nine months ended August 31, 2010.

Based on these facts, the Company has concluded that:

(a) the Company's own operations prior to the succession are not insignificant relative to the operations of PPI ,

(b) designation of PPI as a predecessor for purposes of financial statements is not required and

(c) the Company is not required to present the financial statements of PPI as its predecessor in future quarterly and annual reports.

Thank you for your kind assistance and the courtesies that you have extended to assist the Company in complying with applicable disclosure requirements. Any additional questions may be directed to the undersigned.

Sincerely,

/s/ David R. Koos

David R. Koos
Chairman & CEO
Entest BioMedical, Inc.